August 28, 2014

Via EDGAR

Ms. Karen Rossotto
Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Re:    Principal Funds, Inc.
File Numbers 033-59474, 811-07572
Post-Effective Amendment No. 143 to the Registration Statement on Form N-1A

Dear Ms. Rossotto,

This letter responds, on behalf of Principal Funds, Inc. (the “Registrant”), to the comments of the Staff of the Securities and Exchange Commission (“Commission”) with respect to post-effective amendment number 143 to the Registrant’s registration statement on Form N-1A (“the Amendment”), which you communicated to Jennifer Mills and me by telephone on August 6, 2014 and which were discussed in a follow up conversation on August 26, 2014. The Registrant filed the Amendment with the Commission on June 20, 2014, pursuant to Rule 485(a) under the Securities Act of 1933 (the “1933 Act”). The Registrant will make changes in response to Staff comments as described below in a post-effective amendment that will be filed with the Commission pursuant to Rule 485(b) under the 1933 Act (Amendment No. 145).

Comments on the Prospectus

Comment 1. For each Fund, the footnote to the Annual Fund Operating Expenses table related to expense reimbursement states that the Fund’s expenses will be limited to maintain a certain level of operating expenses “(expressed as a percent of average net assets on an annualized basis)…” Please consider whether this parenthetical is necessary or adds anything to the disclosure. Please also confirm that the expense reimbursement shown in the table is calculated consistent with the requirements of Form N-1A.

Response: The Registrant confirms that the expense reimbursement shown in the table is calculated consistent with the requirements of Form N-1A. Registrant respectfully declines to revise the disclosure, however, because the parenthetical language is included to reflect the terms of the contractual agreement.

Comment 2. For each Fund, the footnote to the Annual Fund Operating Expenses table related to expense reimbursement states that the parties to the agreement may agree to terminate the agreement prior to the end of the period. Confirm that any such termination on the part of Principal Funds, Inc. would require approval by its Board of Directors.

Response: Confirmed.

Comment 3. Please confirm that the Example for each Fund takes into account the expense waivers or reimbursements for the entire period in which the waiver or reimbursement is in effect.

Response: Confirmed.

Comment 4. For each Principal LifeTime Hybrid Fund, the Principal Investment Strategies includes a sentence that describes and provides examples of “Alternative Investments.” Related to that sentence, please disclose how underlying funds will invest in private equity, and clarify how underlying funds invest in timber.

Response: The Registrant has revised the disclosure to delete “private equity” as an example of alternative investments, as investment in private equity is not a principal investment strategy of any of the Principal LifeTime Hybrid Funds. The Registrant has also revised the reference to timber to clarify that such investments are generally made through public timber companies.

Comment 5. For each Principal LifeTime Hybrid Fund, an “active rebalancing strategy” is listed as a principal investment strategy. If the strategy constitutes active trading, revise the disclosure and provide related risk.

Response: The paragraph in each Principal Investment Strategy section that references an active rebalancing strategy and the paragraph that follows it describe how each Fund’s assets are allocated among underlying funds. The phrase “active rebalancing strategy” is used because the rebalancing process described is an active process, rather than a passive one.

Even though the Funds' adviser anticipates rebalancing the investment portfolio of each Fund, it does not anticipate that portfolio turnover will be at or above 100%. Therefore, active trading and portfolio turnover risks were not included as principal risks of the Funds.

Comment 6. If the Funds invest in emerging markets, please include appropriate disclosure.

Response: The Registrant has reviewed each Fund’s principal investment strategies and principal risks and confirms that its emerging market disclosure is appropriate given each Fund’s investments.

Comment 7. For several classes of several of the Principal LifeTime Hybrid Funds, the expense reimbursement line in the Annual Fund Operating Expenses Table shows a dash (indicating no reimbursement amount), but the footnote indicates there is a contractual reimbursement applicable to each such class. Please explain.

Response: Where the “Expense Reimbursement” line of the Annual Fund Operating Expenses table has a dash, the expenses for the period are not expected to reach the contractual limit on expenses, and therefore, the reimbursement requirements are not triggered.

For example, for the Principal LifeTime Hybrid 2035 Fund, estimated expenses (excluding acquired fund fees and expenses, among the other excluded expenses listed) for the Institutional, R-3 and R-5 classes are 0.06%, 0.59% and 0.28%, respectively, with the limit on the Fund expenses for each class at or above such amount (0.06%, 0.63% and 0.32%, respectively). Because the estimated expenses are at or lower than the limit, no reimbursement amount is provided in the table.

Comment 8. For each Fund that lists derivatives as a principal risk, please revise the disclosure so that the Principal Risk for derivatives is specific to the type of derivatives in which such Fund expects to invest.

Response: The Registrant believes the Principal Risks disclosure for derivatives accurately summarizes the risks of a Fund investing in underlying funds that use various derivative instruments. The Additional Information about Investment Strategies and Risks gives further explanation about different derivative instruments. We note that Form N-1A, General Instructions C.1.(c) instructs registrants to use concise language, “as simple and direct as possible,” including “only as much information as is necessary to enable an average or typical investor to understand the particular characteristics of the Fund” and to avoid legal and technical discussions as well as excessive detail.

Comment 9. The Additional Information about Investment Strategies and Risks section states: “The Board of Directors may change the Fund’s objective or the investment strategies without a shareholder vote if it determines such a change is in the best interests of the Fund.” In the prospectus, please disclose whether shareholders will be given notice of a change in the Fund’s objective and, if so, the timing of such notice.

Response: The Registrant respectfully declines to revise the disclosure because it believes its current disclosure is responsive to the requirements of SEC Form N-1A. See SEC Form N-1A General Instruction C.1.(c), which states: “The prospectus should avoid … simply restating legal or regulatory requirements to which Funds generally are subject ….”

Comment 10. In the Additional Information about Investment Strategies and Risks section for the Principal LifeTime Hybrid Funds, several risks (including Hedging) refer to “Sub-Advisers.” Please consider whether the references are appropriate since these Funds do not have any sub-advisors.

Response: The Registrant has revised the disclosure at the beginning of the Additional Information about Investment Strategies and Risks section to clarify. Where risk disclosure refers to Sub-Advisers, the reference is applicable because it relates to risks related to the Underlying Funds in which the Funds invest.

Comments on the SAI

Comment 11. In the SAI under Investment Advisory and Other Services, the Principal LifeTime Hybrid Funds are listed as funds for which Principal Global Investors is sub-advisor. Is that correct?

Response: No, the reference is incorrect. The Registrant will revise the disclosure.

We understand that the Registrant is responsible for the accuracy and adequacy of the disclosure in the filing and that Staff comments or our changes to the disclosure in response to the Staff comments do not foreclose the Commission from taking any action with respect to the filing. In addition, the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 515-235-1209 or Jennifer Mills at 515-235-9154 if you have any questions.
Sincerely,

Britney Schnathorst
Assistant Counsel, Registrant